UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September, 2014
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated August 28, 2014, announcing preliminary financial results for the quarter ended June 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 4, 2014	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary second quarter 2014 results and quarterly dividend of $0.41 per share

Hamilton, Bermuda, August 28, 2014. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended June 30, 2014.

Highlights

•	Second quarter dividend of $0.41 per share

•	$1.8 million accumulated in cash sweep from Frontline

•	Increased charter rate on the drilling rig West Linus following commencement of sub-charter

•	Delivery of two 82,000 dwt dry-bulk carriers in combination with long-term charters

•	Agreement to sell three older VLCCs

•	Selected key financial data:

Three Months Ended
	Jun 30, 2014	Mar 31, 2014
Charter revenues(1)	$157m	$160m
EBITDA(2)	$129m	$130m
Net income	$22m	$41m
Earnings per share	$0.24	$0.44

Dividends and Results for the Quarter Ended June 30, 2014
The Board of Directors has declared a quarterly cash dividend of $0.41 per share, and Ship Finance has now declared dividends for 42 consecutive quarters. The dividend will be paid on or about September 30, 2014 to shareholders of record as of September 12, 2014. The ex-dividend date will be September 10, 2014.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $73.0 million, or $0.78 per share, in the second quarter of 2014. This number excludes $11.3 million of revenues classified as ‘repayment of investments in finance lease’, and also excludes $73.7 million of charter revenues earned by assets classified as ‘investment in associate’.
The cash sweep agreement with subsidiaries of Frontline had a positive effect of $1.8 million, or $0.02 per share in the quarter despite the soft tanker market in the quarter. The cash sweep for the full year 2014 will be payable in March 2015. There was also a $0.3 million profit share in the quarter relating to four Handysize dry-bulk carriers.
Reported net operating income pursuant to U.S. GAAP for the quarter was $30.8 million, or $0.33 per share, and reported net income was $22.4 million, or $0.24 per share. This includes approximately $1.0 million of non-cash expense of theoretical equity cost relating to one of our convertible bonds and $5.9 million of non-cash negative mark-to-market on interest rate swaps.

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and cash sweep/profit share income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Business Update
As of June 30, 2014 and adjusted for subsequent transactions, the fixed-rate charter backlog from our fleet of 70 vessels and rigs was approximately $4.7 billion, with an average remaining charter term of 5.1 years, or 9.5 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.
In March 2014, the Company announced the settlement of a claim relating to four Handysize dry-bulk carriers which were redelivered to us in 2012, before the expiry of their charters. The total settlement amount is approximately $30 million, of which approximately $15 million was received in the first quarter and $5 million in the second quarter. The remaining balance is scheduled to be paid in two installments in the second half of 2014. The Company recorded a gain of $5.0 million relating to this settlement in the second quarter.
Two 2012-built 82,000 dwt Kamsarmax dry-bulk carriers were delivered to us in July and August 2014, in combination with 8-year time-charters to a state-owned Chinese charterer. The estimated aggregate EBITDA contribution from the vessels will be approximately $7 million on average per year during the charter period.
In the second quarter, the Company announced long-term charters for the four 8,700 TEU container vessels under construction in Korea, adding approximately $400 million to our charter backlog. The construction progress is according to schedule, with one vessel expected to be delivered at the end of the third quarter, one vessel in the fourth quarter and the remaining two vessels in the first quarter of 2015.
As part of the Company’s continuing fleet renewal process, three VLCCs built in 1999 have been agreed sold to an unrelated third party. The vessels, Front Opalia, Front Comanche and Front Commerce, are expected to be delivered to their new owners in the fourth quarter of 2014. The corresponding charter parties with Frontline will be cancelled with compensation to us for early termination.
Ship Finance expects to receive cash proceeds of approximately $77.5 million from the sales, including approximately $10.5 million upfront payment from Frontline. In addition, we will receive approximately $48 million in 7.25% amortizing notes from Frontline. The amortization profile and maturity of the notes will match the current charters for the three vessels, with reduced rates until 2015 and full rates from 2016.
According to market sources, the crude oil tanker market remained at soft levels during the second quarter, but has strengthened into the third quarter. The Company has exposure to the crude oil tanker market via the cash sweep agreement with Frontline and our two modern Suezmax tankers operated in the spot market.
The cash sweep from the vessels on charter to Frontline was $1.8 million in the second quarter, and accumulates from a time charter equivalent base rate of $13,200 per day for the Suezmax tankers and $17,675 per day for the majority of the VLCCs. As the financial leverage on these vessels is very low, the free cash flow from the vessels is significant even without the cash sweep contribution.
The Suezmax tankers Glorycrown (built 2009) and Everbright (built 2010) are operated in a pool together with sister-vessels owned by Frontline 2012. In the second quarter, the average charter rate for the vessels was approximately $14,300 per day, which is down from $26,300 per day reported for the first quarter. With a strengthened tanker market in the third quarter, the charter rate is expected to improve from the reported second quarter levels.
The Company has five drilling units on long-term fixed-rate bareboat contracts, and the rigs generated approximately $80 million in aggregate EBITDA in the second quarter of 2014. Based on the fixed-rate charter structure for the drilling rigs, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.
Five 2,800 TEU and two 1,700 TEU container vessels are chartered out in the short-term market. The rates achieved in the container feeder segment has only been marginally above operating expense levels so far this year and the Company does not foresee any material near term upswing in the market. Our intention is to continue chartering these vessels in the short-term market.

Four of our Handysize dry-bulk carriers are chartered out on shorter-term time-charters with a fixed base rate and 50% profit share. The profit share generated approximately $0.3 million in additional earnings in the second quarter. The Company intends to continue employing these four vessels in the short-term charter market until we see long-term rates improve.
Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers, chemical tankers and dry-bulk carriers. The majority of our vessels and rigs are chartered out on long-term, fixed-rate contracts that provide the Company with stability in cash flow and earnings, irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure
As of June 30, 2014, Ship Finance had a total liquidity position of approximately $178 million including approximately $49 million in cash and cash equivalents and approximately $129 million available under revolving credit facilities. In addition, the Company had approximately $62 million of assets classified as available for sale securities at quarter end.
The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.
Ship Finance has arranged long-term bank financing for the four 8,700 TEU newbuilding container vessels under construction in Korea. The financing amount will be higher than the remaining payments to the yard, and there will be a positive cash effect for the Company in connection with the delivery of the vessels.

Capex overview

As at June 30, 2014	3Q 2014	4Q 2014	2015	Total
4 x 8,700 TEU	$60 mill.	$51 mill.	$102 mill.	$213 mill.
2 x 82,000 dwt	$52 mill.			$52 mill.
Total investment	$112 mill.	$51 mill.	$102 mill.	$265 mill.

Strategy and Outlook
The long-term strategy of the Company is to continue building the distribution capacity on the back of an asset portfolio consisting of high-quality vessels and strong counterparties.
One of our competitive strengths is the flexibility to target several shipping and offshore markets and benchmark deals across segments based on risk/reward parameters. We continue to see several opportunities in our core segments, and have significant investment capacity.
There are improved prospects for the tanker market in the second half of 2014, and as we have significantly reduced the financial leverage relating to crude oil tanker vessels over the last two years, we now benefit from the net cash flow generated by these vessels, even before cash sweep revenues.
As we divest older assets and continue building the asset portfolio with modern vessels and rigs, the Board is confident that the dividend capacity can be increased going forward.

Accounting Items
Under U.S. GAAP, subsidiaries owning the drilling units West Polaris, West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.

All the equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated Balance Sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.org.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

August 28, 2014

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009
Magnus T. Valeberg, Senior Vice President: +47 23114012

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2014 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $ except per share data)	Jun 30,	Mar 31,	2013
	2014	2014	(audited)
Charter revenues - operating lease	47,562	47,110	156,238
Charter revenues - finance leases	34,605	34,590	166,172
Revenues classified as Repayment of investment in finance leases	(11,253)	(11,248)	(52,320)
Profit share income	267	519	770
Cash sweep income	1,804	11,700	—
Total operating revenues	72,985	82,671	270,860

Gain on sale of assets and termination of charters	5,045	10,152	18,025

Vessel operating expenses	(28,848)	(28,893)	(105,534)
Administrative expenses	(1,836)	(2,183)	(7,549)
Depreciation	(16,550)	(15,111)	(58,436)

Total operating expenses	(47,234)	(46,187)	(171,519)

Operating income	30,796	46,636	117,366

Results in associate(1)	8,036	5,983	28,200
Interest income from associates and long term investments(1)	6,300	5,958	22,617
Interest income, other	5,380	3,748	7,463
Interest expense	(19,221)	(17,928)	(75,920)
Amortization of deferred charges	(2,746)	(2,678)	(11,305)
Other financial items	(251)	(765)	(4,512)
Mark to Market of Derivatives	(5,935)	(221)	5,297
Taxes	—	—	—
Net income	22,359	40,733	89,206

Basic earnings per share ($)	0.24	0.44	1.00

Weighted average number of shares	93,286,604	93,266,944	89,508,000
Common shares outstanding	93,359,000	93,285,000	93,260,000

(1)
Four of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2014 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31,
(in thousands of $)	2014	2014
ASSETS
Short term
Cash and cash equivalents	49,480	36,982
Available for sale securities	61,889	60,658
Amount due from related parties	30,204	21,090
Other current assets	89,067	64,292

Long term
Newbuildings and vessel deposits	146,814	149,921
Vessels and equipment, net	1,185,825	1,127,565
Investment in finance leases	838,431	848,285
Investment in associate(1)	40,962	33,709
Amount due from related parties - Long term(1)	523,960	590,120
Deferred charges	37,600	40,380
Other long-term assets	8,554	13,602

Total assets	3,012,786	2,986,604

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	396,963	436,676
Other current liabilities	28,238	28,311
Amount due to related parties	1,939	1,522

Long term
Long term interest bearing debt	1,333,052	1,258,549
Other long term liabilities	76,572	67,994

Stockholders’ equity(2)	1,176,022	1,193,552
Total liabilities and stockholders’ equity	3,012,786	2,986,604

(1)
Four of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’.

(2)
As of June 30, 2014, ‘Stockholders’ equity’ excludes $104.1 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to ‘Stockholders’ equity’ in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2014 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	Dec 31, 2013
	2014	2014	(audited)

OPERATING ACTIVITIES
Net income	22,359	40,733	89,206
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,824	17,280	67,150
Adjustment of financial derivatives to market value	4,215	(1,510)	(7,950)
Gain on sale of assets and termination of charters	(5,045)	(10,152)	(18,025)
Result in associate	(8,036)	(5,983)	(28,200)
Other, net	(1,657)	(1,792)	(2,337)
Change in operating assets and liabilities	(10,644)	(1,515)	40,280
Net cash provided by operating activities	20,016	37,061	140,124

INVESTING ACTIVITIES
Repayment of investments in finance leases	10,960	10,961	51,220
Proceeds from sale of vessel/new buildings	31,611	59,135	83,583
Net investment in newbuildings and vessel deposits	(36,072)	(48,167)	(109,337)
Purchase of vessels	(69,810)	(53,060)	—
Cash received from (paid to) associates(1)	55,854	(11,452)	(81,308)
Other assets / investments	(136)	66,200	(18,140)
Net cash provided by/ (used in) investing activities	(7,593)	23,617	(73,982)

FINANCING ACTIVITIES
Proceeds from long and short term debt	205,277	192,055	705,347
Expenses paid in connection with securing finance	(439)	(1,815)	(8,390)
Repayment of long and short term debt	(91,021)	(234,762)	(530,186)
Re-purchase of Company bonds	(74,591)	(671)	(254,132)
Cash received from share issue	293	170	128,880
Payments in lieu of issuing shares for exercised share options	(1,196)	—	(448)
Cash dividends paid	(38,248)	(37,314)	(109,114)
Net cash used in financing activities	75	(82,337)	(68,043)

Net increase/ (decrease) in cash and cash equivalents	12,498	(21,659)	(1,901)
Cash and cash equivalents at beginning of period	36,982	58,641	60,542
Cash and cash equivalents at end of period	49,480	36,982	58,641

(1)
Four of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from/ (Investment in) associates’ is only a part of the contribution from these subsidiaries. The balance is recorded as ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2014 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended June 30, 2014

	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd
Charter revenues - finance lease	13,790	27,477	19,575	12,825	73,667
Revenues classified as Repayment of investment in finance leases	(8,271)	(21,131)	(13,328)	(4,182)	(46,912)
Total operating expenses	—	—	(10)	—	(10)
Interest expense, related party(1)	(1,632)	(1,631)	(1,631)	(1,406)	(6,300)
Interest expense, other	(2,603)	(2,633)	(2,423)	(4,207)	(11,866)
Other items	—	(68)	(179)	(296)	(543)
Net income(2)	1,284	2,014	2,004	2,734	8,036

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of June 30, 2014

	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	—	—	—
Investment in finance leases	471,582	473,007	450,378	595,812	1,990,779
Other assets	4,424	12,660	9,626	10,285	36,995
Total assets	476,006	485,667	460,004	606,097	2,027,774

Short term and current portion of long term interest bearing debt	36,000	80,000	27,500	51,458	194,958
Other current liabilities	2,583	5,065	9,782	2,805	20,235

Long term interest bearing debt	333,000	263,333	270,000	423,542	1,289,875
Long term loans from shareholders, net	99,169	109,088	145,000	125,000	478,257
Other long term liabilities	—	—	—	3,487	3,487

Stockholders equity(1)	5,254	28,181	7,722	(195)	40,962

Total liabilities and stockholders’ equity	476,006	485,667	460,004	606,097	2,027,774

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
SECOND QUARTER 2014 (UNAUDITED)

EBITDA	Three months ended		Twelve months
(in thousands of $)	Jun 30,	Mar 31,	ended Dec 31,
	2014	2014	2013
Net income	22,359	40,733	89,206

Add:
Mark to Market of Derivatives	5,935	221	(5,297)
Amortization of deferred charges	2,746	2,678	11,305
Interest expense	19,221	17,928	75,920
Interest income, other(1)	(2,848)	(1,097)	(617)
Interest income from associates	(6,300)	(5,565)	(19,575)
Results in associate	(8,036)	(5,983)	(28,200)
Depreciation	16,550	15,111	58,436
Gain on sale of assets and termination of charters	(5,045)	(10,152)	(18,025)
Revenues classified as Repayment of investment in finance leases	10,960	10,961	51,220
Other reconciling items	(315)	803	326
Investment in associate
Charter revenues - finance lease	73,667	63,416	259,402
Charter revenues - operating lease	—	3,663	39,115
Total operating expenses	(10)	(3,042)	(34,658)

EBITDA (2)	128,884	129,675	478,558

(1)	Interest income excludes interest income generated from financial investments.

(2)
‘EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets and revenues from financial investments, less vessel operating expenses and general & administrative expenses.